Editora Saraiva

05011836

RECEIVED
2005 OCT 19 P 1:29
OFFICE OF INTERNATIONAL CORPORATE FINANCE

82-5046

Oct, 2005.

Securities and Exchange Commission
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

SUPPL

Ladies and Gentlemen:

We have attached a list (Schedule I hereto) of documents which Saraiva S.A. Livreiros Editores (the "Company") has (a) made or is required to make public pursuant to the laws of Brazil, (b) filed or is required to file with the São Paulo Stock Exchange and which was made public thereby or (c) distributed or is required to distribute to its security holders, since December 29, 1999 in accordance with the requirements of Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 12g3-2(b) promulgated thereunder. An English translation of each such document is attached as an exhibit to Schedule I.

We are furnishing the information set forth above on the understanding that such information will not be deemed either "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information will constitute an admission for any purpose that the Company is subject to the provisions of the Exchange Act.

Please acknowledge receipt of this letter and the enclosed documents by stamping the enclosed copy of this letter and returning it to us in the enclosed stamped and self-addressed envelope.

If you have any questions regarding any of the foregoing, please feel free to call the undersigned at (011-55-11) 3613 3302.

Sincerely,

PROCESSED
OCT 19 2005
THOMSON
FINANCIAL

João Luís Ramos Hopp
Chief Financial Officer

dlw 10/19

Av Marquês de São Vicente 1697 Cep 01139 904 Tel (11) 3613 3000 Fax (11) 3611 3308 São Paulo SP Brasil

Editora Saraiva

Enclosures

List of Information which the Company has (a) made or is required to make public pursuant to the laws of Brazil, (b) filed or is required to file with the São Paulo Stock *Exchange (Bolsa de Valores de São Paulo)* and which was made public thereby or (c) distributed to its security holders, in each case since December, 2003.

	Schedule I
1	**SHAREHOLDERS SARAIVA 03 HELD ON MAY, 2005.** *(English translation attached hereto as Exhibit 01)*
2	**SARAIVA S.A. LIVREIROS EDITORES – INTERIM FINANCIAL STATEMENTS FOR THE QUARTER AND SIX-MONTH PERIOD ENDED JUNE 30, 2005 AND INDEPENDENT ACCOUNTANTS' REVIEW REPORT.** *(English translation attached hereto as Exhibit 02)*
3	**MATERIAL FACT HELD ON JULY 25, 2005.** *(English translation attached hereto as Exhibit 03)*
4	**RELEVANT EVENT – PURCHASE OF SHARES HELD ON SEPTEMBER 22, 2005.** *(English translation attached hereto as Exhibit 04)*
5	**SHAREHOLDERS SARAIVA 03 HELD ON SEPTEMBER, 2005.** *(English translation attached hereto as Exhibit 05)*

Av Marquês de São Vicente 1697 Cep 01139 904 Tel (11) 3613 3000 Fax (11) 3611 3308 São Paulo SP Brasil

Year 1, Number 03, May 2005

Saraiva

90 ANOS

01

SHAREHOLDERS Saraiva


Saraiva

Editora´s Ebitda up by 6.0%

Page. 4

Net Income at Livraria grows by 196%

Page. 3

A new record in consolidated net income



The prospects for new investments at the Saraiva Group look good following tax relief with the zeroing of PIS and Cofins rates, and thanks to an efficient program of cash management.

Saraiva has been focusing its operating management on increasing the efficiency and the competitive edge of the Group's companies. Since last year, the Group has introduced various initiatives for rationalizing the structure of costs and expenses as well as optimizing the use of working capital resources. These measures should result in annual savings of R$ 8.8 million in 2005. The company continues to seek opportunities for creating value and increasing operating efficiency.

The Group successfully transformed its financial position from a net debt of R$ 21.5 million at the end of the first quarter 2004 (1Q04) to a net cash surplus of R$ 18.1 million at the close of the first quarter 2005 (1Q05). This will facilitate the negotiation of future long term funding requirements as further investment projects with potentially attractive returns are identified. The factors, which boosted 1Q05 results, continue to be present and these, combined with government initiatives to encourage education and culture, translate into a favorable trading environment for Saraiva over the next few quarters.

EBITDA rises by 6% in the quarter

Measures adopted in 2004 for restructuring personnel and rationalizing processes had a positive impact on first quarter 2005 results

Editora Saraiva's gross revenues for 1Q05 amounted to R$ 112.2 million, a small dip of 3% in relation to 1Q04. This reduction reflects lower revenue from the sale of school textbooks to the Government under the National Textbook Program (PNLD). On the other hand, net revenues reported an improvement of 4.4%, due among other factors, to the zeroing of PIS and Cofins tax rates on book sales as from December 2004 compared with a 9.25% rate on gross sales previously. This relief benefits 99.9% of Editora's sales mix. Gross profits reached R$ 79.3 million, representing an increase of 4.2% over 1Q04, helped by the net effect between PIS and Cofins tax relief and the loss of tax credits on the acquisition of production inputs. Gross margins were practically unchanged: 70.9% in 1Q04 and 70.7% in 1Q05. Measures adopted in 2004 for restructuring personnel and rationalizing processes had a positive impact on 1Q05 results. In spite of the pressure on expenses from the annual collective wage agreement of 12.55%, the ratio of operating expenses to net sales actually dipped from 32.1% in 1Q04 to 30.9% in 1Q05. The estimated annual savings from rationalization is set at R$ 4.3 million. Management remains permanently focused on increasing operating efficiency through a strict control on expenditures. This is being implemented through the creation of a management group with the function of periodically interacting with the principal cost centers, the objective being to attain ongoing gains in efficiency.

Gross operating cash flow (EBITDA) posted a growth of 6.0%, increasing from R$ 43.6 million in 1Q04 to R$ 46.2 million in 1Q05. The EBITDA margin improved from 40.6% (1Q04) to 41.2% (1Q05).

Net income before equity pickup from the stake in the controlled company, Livraria Saraiva, exceeded the results reported in 1Q04 by 10.1%. In absolute figures, net income reached R$ 27.8 million in 1Q05 (R$ 25.3 million in 1Q04). Editora registered net income after equity pickup of R$ 29,8 million in 1Q05. This was 14.9% up on 1Q04, among other factors, reflecting the favorable trend in Livraria's earnings.

PERFORMANCE OF EDITORA'S EBITDA (R$ MILLION) AND EBITDA MARGIN (%)


45.4%
45.2%
44.2%
40.6%
41.2%
38
36
39
44
46
1Q01
1Q02
1Q03
1Q04
1Q05
EBITDA
EBITDA Margin

EDITORA - SALES MIX - 1Q05


0.4%
2%
0.6%
22%
75%
Textbooks and Supplementary
Legal
Economics and Administration
Saraiva Data
Others



Net income grows 14.9% and is a new record

Consolidated net income amounted to R$ 29.8 million for the quarter. Performance reflects gains in operating efficiencies together with tax relief on book sales.



Consolidated gross revenues reached R$ 183.6 million in 1Q05, almost identical to the R$ 184.6 million in 1Q04. Results are largely due to Editora's lower sales to the Government. Out of total gross revenues, 59% represented publishing operations with textbooks and supplementary textbooks accounting for 31.4 % of this figure. In addition, the publication of legal books and sales to the government represented a further 13% each of consolidated sales. With elimination of PIS and Cofins charges, net revenues posted an increase of 6.4% to R$ 177.0 million in 1Q05 compared with R$ 166.4 million in 1Q04. Gross profits reported a year-on-year increase of 5%.

Consolidated gross margin stood at 59.9% in 1Q05 against 59.1% in 1Q05, due to a greater share of Livraria's sales as a percentage of the total consolidated sales. Profit before interest and tax (EBIT) rose 11.4%, amounting to R$ 48.7 million. Strict control on expenses was fundamental to this performance. Gross cash generation (EBITDA) reached R$ 51.5 million, an increase of 9.1% over 1Q04. The EBITDA margin also improved from 28.4% in 1Q04 to 29.1% in 1Q05. Net financial expenses were R$ 2.2 million in 1Q05 against R$ 3.0 million in 1Q04, thanks to a significant reduction in debt during the period.

Consolidated net income is a new record at R$ 29.8 million, a 14.9% increase over 1Q04. Key to this growth trend was greater operating efficiency due to rationalization of expenditures and tax relief from PIS and Cofins charges on book sales.

CONSOLIDATED
EBITDA (R$ MILLION) AND EBITDA MARGIN (%)


30.0%
29.7%
29.6%
28.4%
29.1%
41
40
42
47
51
1Q01
1Q02
1Q03
1Q04
1Q05
EBITDA
EBITDA Margin

CONSOLIDATED - SALES MIX - 1Q05


4.1%
1.8%
7.1%
1.5%
26.6%
31.4%
1.6%
13.0%
13.0%
Publishing
59%
Textbooks and Supplementary
Legal
Government
Others Editora
Bookstores
41%
Livraria
Stationary
Multimedia products
Audio / Video products
Others Livraria

Gross revenues increased by 31.6% in the period

Electronic retailing contributed 24.2% of Livraria Saraiva's 1Q05 gross revenues. EBITDA jumped 250% to end of the quarter at R$ 2.9 million.

Results for 1Q05 indicate that Saraiva is increasingly gaining on-line consumer trust as a reliable supplier. The electronic retailing division continued to perform strongly, accounting for 24.2% of Livraria Saraiva's gross revenues, an increase of 5.4 percentage points compared with 1Q04. The results show increased gains in scale and a significant increase in operating cash generation.

Gross revenues for the e-commerce segment in 1Q05 achieved the historic high of R$ 18.18 million, exceeding the result for 1Q04 of R$ 13.82 by 31.6%. Gross operating cash generation (EBITDA) rose a massive 250%, representing an EBITDA of R$ 2.9 million for Livraria Saraiva (R$ 0.8 million in 1Q04).

Saraiva.com's customer base saw an increase of 32.6% from 1,142 in 1Q04 to 1,515 consumers in 1Q05. The average consumer outlay also improved with the average ticket rising 8.3% to R$ 87.79 from R$ 81.09.

Saraiva.com's performance is also much in evidence in the e-commerce market as a whole. The specialized online research and marketing company, E-Bit, awarded Saraiva the DIAMOND TROPHY in recognition of the excellent quality of the electronic commerce of its online store.


ONLINE
CONSTITUIÇÃO
FEDERAL
ANOTADA


GROSS REVENUES - R$ million
3.9
5.9
8.9
13.8
18.2
1Q01
1Q02
1Q03
1Q04
1Q05

Gross Sales X SG&A - (R$ million)	1Q05	1Q04	%
Gross Revenues	18.2	13.8	31.6%
Gross Profit	6.3	4.3	47.6%
EBITDA	2.9	0.8	250.4%
Customers	1.514	1.142	32.6%
% of Gross Livraria Sales	24.2%	18.8%	5.3pp
	87.79	81.09	8.3%

Scenario indicates a good basis for growing creation of value

- Amplo trabalho de renovação e fortalecimento do catálogo - somente em 2004, os lançamentos e novas edições reformuladas e atualizadas totalizaram 240 livros.
- Broad-based work of catalog renewal and adding further titles - in 2004 alone, new publications and revised and updated new editions amounted to 240 books.
- Annualized savings of R$ 4.3 million in the Publishing Division, with prospects for further efficiency gains.
- PNLEM/06 (National High School Textbook Program) for eight million high school students in the public school network, an initiative which is already being implemented and representing the creation of a virtually new market.
- Annual savings of R$ 4.5 million in the book store division with the reduction of expenses and renegotiation of contracts, besides prospects for further gains.
- Maximization of working capital and reduced operating cycle.
- Continued recovery in the economy allowing store network expansion plans to go ahead.
- Rapid growth in electronic retailing with corresponding major economies of scale. Some projects, the result of recent government education and cultural incentive schemes, have the potential to make a valuable contribution to growth in the publishing and book retailing markets.
- PIS and Cofins tax relief on book sales, accounting for 76% of the consolidated sales mix for the 12 months to the end of 1Q05.
- Probable implementation of the National Book and Reading Plan (PNLL) before the end of 2005, in addition to lines of credit to finance the production of books and new bookstores.
- Federal government's proposal to create Fundeb, which provides for the gradual increase in the earmarking of federal tax revenues for investment in education (more than R$ 4.5 billion additional funding in four years)

Cash generation in terms of EBITDA increased 46%

Gains reflect an aggressive plan for rationalizing expenses that included restructuring of personnel and renegotiation of store rental contracts.


LIVRARIA - SALES MIX - 1Q05
4%
17%
4%
10%
65%
Livraria
Stationary
Multimidia products
Audio / Video products
Others Livraria

Livraria's gross revenues posted an increase of 2.6% in 1Q05, equivalent to R$ 75.3 million in spite of operating with two stores less than in 1Q04. On a same store comparison basis, performance was even better at 5.2%. Pride of place goes to the electronic retail division that reported increased sales of 31.6% in the period.
Net quarter revenues rose 8.2% following the zeroing of PIS and Cofins charges on book sales, accounting for about 57% of Livraria's product mix for the 12-month period up to the end of 1Q05.

Gross profits in 1Q05 were R$ 25.3 million, 7.5% more than 1Q04. Gross margins reported a small reduction due to changes in the sales mix, dipping slightly from 37.0% (1Q04) to 36.8% (1Q05).
The ratio of operating expenses to net revenues turned in significant efficiency gains, falling from 34.0% in 1Q04 to 31.3% in 1Q05. Expenses reported a fall of 0.5% in the period in nominal terms, despite inflationary pressures and an annual collective wage agreement of 8% in December 2004.

This is fruit of an aggressive expenditure rationalization plan that begun in 2004. During the year, several measures were introduced to reduce headcount and to renegotiate store rental contracts.
Gross operating cash flow measured by EBITDA rose 46.2% to R$ 5.3 million in 1Q05 following tax (PIS and Cofins) relief on book sales and successful efforts to reduce operating expenses. EBITDA margin increased from 5.7% (1Q04) to 7.7% in 1Q05.
During 1Q05, the Company continued to pursue its strategic plan of maximizing working capital. Comparing the periods April 2004 to March 2005 and April 2003 to March 2004, the operating cycle (average inventory turnover period + accounts receivable – accounts payable) declined by 31 days.
Net income recorded a notable improvement from R$ 0.7 million in 1Q04 to R$ 2.0 million in 1Q05, a growth of 196% with a corresponding improvement in net margin from 1.0% to 2.9% in the period.


DINOSSAURO
UM RATO NA BIBLIOTECA
As viagens dos alimentos
COMO FALAR
SALVADOR, CAPITAL DA COLÔNIA
A ESCRAVIDÃO NO BRASIL COLONIAL
The Ghost in the Computer

Shares appreciate 31.6% in the first quarter

Saraiva's shares have appreciated 61% over the past 12 months (March 31 2004 to March 31 2005). In the first quarter of this year alone, the shares went up by 31.6% compared with the closing price on December 31 2004. The shares have traded on 88.3% of all the days that the São Paulo Stock Exchange (Bovespa) was open for business in this latter period.

Over the past 12 months, the quantity of Saraiva's shares traded on the stock exchange increased by 84%. In 1Q05, the increase was 16% while the average trading volume in Reais increased by 133% year-on-year.

Given the share appreciation, Saraiva's market capitalization was R$ 362 million on March 31 2005. Liquidity indicators registered a significant increase in the light of the company's initiatives towards implementing better corporate governance practice and set against a background of economic recovery.

Saraiva is committed to its responsibilities as a listed company and continually seeks to reconcile the interests of management with shareholders' objectives. The company's objective is also to improve the level of communication with the capital markets as a whole as well as maintaining best corporate governance practice. Some initiatives have already been implemented over the last year, notably: the launching of a new version of the IR site; resumption of the annual Apimec (Association of Capital Markets' Analysts and Investment Professionals) meetings; the further implementation of a management tool based on value, known as GVA; the hiring of FIRB - Financial Investors Relations Brazil, as consultants in the IR area; and the holding of quarterly conference calls.

SARAIVA PN VS. IBOVESPA / BASE 100 = 12/30/03



Saraiva PN
Closing Price
15.80
9.36
26,610
22,236
190
170
150
130
110
90
70
12/30/2003
2/29/2004
4/30/2004
6/30/2004
8/30/2004
10/30/2004
12/30/2004
2/28/2005

Indicators	1Q05	1Q04	Change
Number of Transactions (1)	304	148	105.4%
Participation in Trading Sessions - % (1)	88.3	56.5	56.3%
Amount Transacted – in thousands (1)	722	620	16.4%
Volume Transacted – in R$ thousands (1)	9,167	6,151	49.0%
Share Price - R$ (1) (2)	15.80	9.80	61.2%
Total Outstanding Shares - in thousands (2)	22,937	22,937	0.0%
Market Capitalization - in R$ millions (2)	**362.4**	**224.8**	**61.2%**

Source: Bovespa - (1) Price of PN –Preferred Share (SLED4) – (2) At the end of the period

	Editora			Livraria			Consolidated		
	1Q05	1Q04	Chg.%	1Q05	1Q04	Chg.%	1Q05	1Q04	Chg.%
Gross Revenues	112.2	115.7	-3	75.3	73.3	3	183.6	184.6	-1
Net Revenues	112.1	107.4	4	68.7	63.5	8	177.0	166.4	6
Gross Profit	79.3	76.1	4	25.3	23.5	7	104.6	99.6	5
Gross Margin	70.7%	70.9%	-	36.8%	37.0%		59.1%	59.9%	-
Operating Result (EBIT) (a)	44.6	41.6	7	4.0	2.0	98	48.7	43.7	11
Operating Margin	39.8%	38.8%	-	5.8%	3.2%		27.5%	26.2%	-
Financial Result	(1.0)	(2.2)	-29	(0.6)	(0.9)	-27	(2.2)	(3.0)	-29
Net Income	29.8	25.9	15	2.0	0.7	196	29.8	25.9	15
Net Margin	26.6%	24.1%	-	2.9%	1.0%		16.8%	15.6%	-
EBITDA (b)	46.2	43.6	6	5.3	3.6	46	51.5	47.2	9
EBITDA Margin	41.2%	40.6%		7.7%	5.7%		29.1%	28.4%	
Total Assets	205	194	5	111	113	-2	260	254	3
Shareholders' Equity	134	121	11	49	50	-3	134	121	11
Net Indebtedness	18	(15)	-217	0	6	-100	18	(21)	-184
Investments	0.3	0.5	-40	0.5	0.4	33	0.8	0.9	-11

(a) Earnings before interest and tax (b) Earnings before interest, tax, depreciation and amortization

Editorial